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                              May 13, 2021

       Chantel Ray Finch
       President
       CR Global Holdings, Inc.
       2600 Barrett St
       Virginia Beach, VA 23452

                                                        Re: CR Global Holdings,
Inc.
                                                            Amendment to
Offering Statement on Form 1-A
                                                            Filed April 20,
2021
                                                            File No. 024-11374

       Dear Ms. Finch:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Amendment filed April 20, 2021

       General

   1. Please update the prospectus as of the most recent practicable date. For instance, we note that the Management
section is as of September 2020, the number of employees is as of
                                                        October 1, 2020, etc.
Please update the Management's Discussion and Analysis as of the most recent financial
statements, and update the Executive Compensation section as of the most recent fiscal year
end.
       Interest of Management and others in Certain Transactions, page 34

   2. For each related party transaction, please clearly disclose the dollar amount involved in each transaction. See
Item 13(a) of Part II of Form 1-A.
 Chantel Ray Finch
FirstName
CR Global LastNameChantel Ray Finch
           Holdings, Inc.
Comapany
May        NameCR Global Holdings, Inc.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
Signatures, page 38

3. Please include the signatures of the majority of your board of directors, as require by
         Instruction 1 to Signatures to Form 1-A.
Note 8 - Investment in Affiliates, page F-13

4. We note the inclusion of language within your footnote disclosure that the financial statements of your equity method investees are unaudited. However, we note that your independent auditor has issued an unqualified audit opinion. As a result, these two observations appear to contradict each other. Please clarify and/or revise accordingly.

Note 9 - Subsequent Events, page F-16

5. We note your disclosure that the Company sold its land and building in February 2021.
         Please expand your disclosures to include the terms of the sale including but not limited to the price received and any gains/losses recognized as a result of the sale.
Exhibits

6. Please revise to include a consent of your auditors to the use of their audit report in this
         Offering Circular. Refer to Item 17.11 of Part III-Exhibits of Form
1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Clement Abrams, Esq.